

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2020

Steven G. Mihaylo
Chairman and Chief Executive Officer
Crexendo, Inc.
1615 S. 52nd Street
Tempe, AZ 85281

>       **Re:  Crexendo, Inc.**
>             **Registration Statement on Form S-1**
>             **Filed September 11, 2020**
>             **File No. 333-248767**

Dear Mr. Mihaylo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

>                                          Sincerely,
>
>                                          Division of Corporation Finance
>                                          Office of Technology

cc:      Matthew M. Holman, Esq.